EXHIBIT 1

NEWS RELEASE

For Immediate Release

December 7, 2006

JOINT NEWS RELEASE BY CANWEST GLOBAL COMMUNICATIONS CORP. AND TEN

NETWORK HOLDINGS LIMITED

Sydney – CanWest Global Communications Corp. on October 20, 2006 announced that it and certain of its subsidiaries (“CanWest”) were exploring a range of opportunities arising out of the recently announced and pending changes to Australian media ownership laws which may affect its 56.4% economic interest in The Ten Group Pty Limited (“Ten Group”). While CanWest intends to continue its active consideration of all of the potential opportunities available to it, Ten Network Holdings Limited (“Ten Holdings”) and Ten Group have today entered into an agreement with CanWest to provide assistance to CanWest in relation to the evaluation of one of those alternatives—the evaluation of the merits of a potential direct or indirect sale of CanWest’s securities in Ten Group.

In consideration for this assistance, CanWest has agreed with Ten Holdings and Ten Group that, if it does determine to dispose of its securities in Ten Group as part of its current process of exploring various opportunities, then it will ensure that any acquirer of those securities will also make an offer on fundamentally equivalent terms to acquire all of Ten Holdings’ and Ten Group’s issued shares (to the extent that they are not owned by CanWest or Ten Holdings).

Ten Holdings, Ten Group and CanWest have agreed to jointly manage a cooperative process facilitating the opportunity for CanWest, Ten Holdings and other Ten Group shareholders to participate in any sale of their respective interests in Ten Group and Ten Holdings. The parties expect that this current process should be completed by August 31, 2007, although that date may be extended in certain circumstances.

It is important to note that CanWest is under no obligation to dispose of any of its Ten Group securities, nor has it made any decision to do so. Throughout this process, CanWest remains free to continue to hold its existing Ten Group securities, or subject to the new media ownership laws coming into effect, convert its existing Ten Group securities into Ten Group’s shares or exchange them for Ten Holdings’ shares.

If this current process does not result in a disposal of CanWest’s securities in Ten Group by August 31, 2007 (or such later date as the parties may agree), then CanWest’s rights to sell its securities in Ten Group will revert to those that currently exist under the terms of the associated Ten Group’s securities and arrangements that were put in place at the time of Ten Holdings’ initial public share offering in 1998. Among other things, CanWest could then pursue its rights under the terms of these arrangements to sell its Ten Group securities to a third party, without that third party being obligated to make an offer to acquire any of Ten Holdings’ shares (or to seek the approval of Ten Holdings’ shareholders to acquire CanWest’s securities in Ten Group).

CanWest’s 56.4% economic interest in Ten Group comprises 14.4% of Ten Group’s issued shares and certain debentures which, when converted, would increase its share ownership to 56.4% of that company. CanWest also has certain rights to, under certain circumstances, exchange its Ten Group securities for an equivalent number of shares in Ten Holdings, although there is no obligation for it to do so.

Ten Holdings and Ten Group have retained Gresham and Freehills as their advisers. CanWest has retained Citigroup Global Markets Inc. and Clayton Utz as its advisers.

CanWest Global Communications Corp. (www.canwestglobal.com), (TSX: CGS and CGS.A, NYSE: CWG) an international media company, is Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, web sites and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

For further information please contact:

Ten Group and Ten Holdings

Nick Falloon

Executive Chairman

Tel +612-9650-1010

CanWest Global Communications Corp.

Tom Strike

President, CanWest MediaWorks International

Tel +1-204-956-2025